[Sutura Letterhead]
Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
100 F St. NE
Washington, D.C. 20549
Mail Stop 6010

Re:	Sutura, Inc.
Form 10-K for the Year Ended December 31, 2007
File April 15, 2008-08-08
File No. 000-31337
Dear Mr. Vaughn:
     We have received your comment letter, dated September 19, 2008, containing additional questions and comments to our response letter to the Securities and Exchange Commission, dated August 22, 2008. We have provided our responses to your questions and comments as set forth below in this letter. For your ease of review, we have re-typed your comments and questions in the manner they appeared in your September 19th letter to us, and have provided our response beneath the applicable question or comment.
Form 10-KSB for the Year Ended December 31, 2007
Item 8A. Controls and Procedures, page 22
1.	We note your response to prior comment 3 and your conclusions regarding internal control over financial reporting in the Form 10-KSB which are presented in accordance with Item 308T of Regulation S-B. Please amend your December 31, 2007 Form 10-KSB to also include the conclusions required by Item 307 of Regulation S-B regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.
Response: We note your comment and we will amend our December 31, 2007 Form 10-KSB to also include the conclusions required by Item 307 of Regulation S-B regarding the effectiveness of our disclosure controls and procedures as of the end of the period covered by the report.

Mr. Kevin L. Vaughn
United States Securities and Exchange Commission
October 7, 2008

Consolidated Financial Statements, page F-1
Note 2. Basis of Presentation, page F-8
Earnings per Share, page F-10
2.	We note your response to prior comment 6. Please revise future filings to disclose all securities (including those issuable pursuant to contingent stock agreements) that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period(s) presented in accordance with paragraph 40(c) of SFAS 128.
Response: We note your comment and will disclose in future filings all securities (including those issuable pursuant to contingent stock agreements) that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period(s) presented in accordance with paragraph 40(c) of SFAS 128.
Note 13. Convertible Notes Payable, page F-18
3.	We note your response to prior comment 10. It appears based on your disclosures in the Form 10-KSB that you still had an unamortized debt discount remaining at December 31, 2007. Please tell us how much, if any, unamortized debt discount relating to the Whitebox I, II or III loans remained as of July 1, 2007, the date that amended the terms of the debt and how you accounted for this unamortized debt discount. Discuss how your accounting is consistent with the accounting in EITF 96-19 and paragraph 16 of SFAS 140.
Response: At the time of the amendment on July 1, 2007, we had a remaining unamortized debt discount of $ 790,098 for Whitebox III to be amortized over the period until August 2008, which was the original term of the loan. We continued amortizing this amount as per the original schedule but now believe we should have reversed this amount. For fiscal year 2007, an amount of $ 317,629 should have been reversed as interest expense. Notwithstanding, we do not believe that this amount is material to our total net income for the year of $10,972,948. For the period ended June 2008 a further $348,771 was expensed and will be reversed in our 10-Q filing for the 3rd quarter of 2008.

Mr. Kevin L. Vaughn
United States Securities and Exchange Commission
October 7, 2008

Note 24. Warrants, page F-33
4.	We note in your response to prior comment 14 you state that “[t]he Whitebox affiliates have agreed that they would limit the conversion of their debt into shares of common stock of the Company so that the amount of shares issued to the Whitebox affiliates upon such conversions, as a group, would not cause the Company to have insufficient authorized and unissued shares to settle the conversion of all outstanding convertible notes and the exercise of all outstanding options and warrants.” Please tell us whether the agreement with Whitebox is a written agreement and, if so, provide us with the excerpt of the terms stating that Whitebox will limit its conversions.
Response: The agreement with the Whitebox affiliates was originally a verbal agreement. At our request they agreed to confirm that agreement in writing. We have included for your review that written confirmation as an Exhibit to this response letter.
Note 25. Litigation Settlement, page F-34
5.	We note in your response to prior comment 15 that the payables were beyond applicable statute of limitations periods and that the creditors could no longer judicially enforce collection of such obligations. Please tell us the legal basis for your conclusions that these debts have been extinguished in accordance with SFAS 140, including whether you obtained an opinion from legal counsel.
Response: Based on discussions with legal counsel, our understanding of the law in California is that a creditor has a period of four years in which it can enforce its claim. We have not incurred the additional expense of obtaining a legal opinion in this regard. We have reviewed SFAS 140 and believe that an unenforceable claim would constitute a judicial release as contemplated by SFAS 140, paragraph 16b.
Exhibits 31.1 and 31.2
6.	Please tell us when you intend to amend your Form 10-KSB and Form 10-QSB to include the revised certifications discussed in your response letter filed August 22, 2008. In this regard, please note that the amendment to the Form 10-QSB for the quarter ended March 31, 2008 should be filed on Form 10-Q/A.
Response: We note your comment and intend to the file the amendments requested by your Comments 1 and 6 on or before October 17, 2008.

Mr. Kevin L. Vaughn
United States Securities and Exchange Commission
October 7, 2008

Form 10-Q for the Quarterly Period Ended June 30 2008
Consolidated Statements of Cash Flows
7.	Please tell us why you classified sales of marketable securities as a financing activity and how this is in accordance with paragraph 17 of SFAS 95.
Response: Our classification of sales of marketable securities as financing activity is an error. We will revise our future filings to classify sales of marketable securities as cash flows from investing activities.
Note 2. Summary of Significant Accounting Policies
- Segment Reporting
8.	We note your response to prior comment 8 and the revised disclosures presented here. You disclose here long-lived assets in Europe of $5,091 as of June 30, 2008. However, your total long-lived assets on the consolidated balance sheet are significantly higher. Please revise future filings to reconcile from the disclosure here to the amounts presented on the balance sheet. In this regard, you could revise the disclosure in future filings to say, if true, that the remaining long-lived assets of $X were located in the United States.
Response: We note your comment regarding future filings and will expand the disclosure to reconcile the total long lived assets as per the balance sheet.
Note 4. Marketable Securities and Certificates of Deposit
9.	We note your response to prior comment 1. We further note your disclosure here that “[you] have received confirmation from [your] bank that all auction rate securities will be liquidated at par within the next 12 months.” With a view toward future disclosure, please explain this disclosure to us in greater detail as it relates to your ability to recover full par value of the securities within the next 12 months. Discuss the role that the bank plays in your auction rate securities (i.e., if they are the issuer, broker, etc.). Clarify if the communications from the bank represent offers to purchase the auction rate securities you hold.
Response: All our auction rate securities are held in our account with Merrill Lynch.

Mr. Kevin L. Vaughn
United States Securities and Exchange Commission
October 7, 2008

We have received an offer from Merrill Lynch to repurchase the auction rates securities at par for cash (subject to applicable withholding taxes), together with the payment of any accrued but unpaid dividends or interest on the Eligible ARS starting January 2 2009. For your review, we have attached, as an Exhibit to this response letter, an excerpt from the Merrill Lynch offer letter referring to their offer to repurchase the auction rates securities.
Note 5. Fair Value Measurements
10.	We note your disclosure here that the auction rate preferred securities represent a ‘Level 1’ fair value measurement based on the guidance in SFAS 157. In light of your disclosures in Note 4 regarding the auction failures that have occurred since February 2008, please explain to us in greater detail what observable active markets you used to determine fair value for these securities.
Response: We have relied on the offer letter from Merrill Lynch as discussed in our response to your Comment 9 above as the basis for our valuation of the auction rate preferred securities.
11.	Further to the above, in light of the current illiquidity in the auction rate markets, please explain to us in greater detail why you believe there has not been any decline in the fair value of the auction rate securities that you hold. Revise your discussion in MD&A in future filings to specifically address how the current market conditions impacted your determination of the fair value of the auction rate securities that you hold.
Response: All our auction rate securities are held in our account with Merrill Lynch.
We have received an offer from Merrill Lunch to repurchase the auction rates securities at par for cash (subject to applicable withholding taxes), together with the payment of any accrued but unpaid dividends or interest on the Eligible ARS starting January 2 2009.
12.	You state here that ‘investment instruments valued using Level 2 inputs include investment-grade corporate debts, such as bonds and commercial paper.’ However, in the table beneath, it appears that you have valued all of your investments, including corporate bonds, using Level I inputs. Please revise future filings to clarify this disclosure.

Mr. Kevin L. Vaughn
United States Securities and Exchange Commission
October 7, 2008

Response: We take note of your comments and will revise future filings to clarify this disclosure.
Exhibits 31.1 and 31.2
13.	We note that throughout the certifications filed as Exhibits 31.1 and 31.2, you refer to the “smaller reporting company” rather than the “registrant.” Please note that the required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Please revise the certifications in future filings to include certifications in the exact form currently set forth in Item 601(b)(31) of Regulation S-K.
Response: We note your comment and will revise the certifications in future filings to include the exact language currently set forth in Item 601(b)(31) of Regulation S-K.
Please feel free to contact the undersigned at the Company should you have any further questions or comments

Sincerely,	/s/ Richard Bjorkman, Vice President and Chief Financial Officer

Cc:	Lynn Dicker
Martin James

Acknowledgment and Agreement
Regarding
Exercise and Conversion of Securities
Recitals
A.	Whereas, the undersigned acknowledges that certain of the undersigned’s affiliates hold certain debt securities of Sutura, Inc., a Delaware corporation (the “Company”), which are convertible into shares of Common Stock, par value $0.001 per share (“Sutura Stock”).

B.	Whereas, the undersigned acknowledges that certain of the undersigned’s affiliates hold certain Warrant securities of the Company which are exercisable for shares of Sutura Stock.

C.	Whereas, the undersigned, on behalf of each of the indicated Whitebox affiliates (the “Whitebox Affiliates”), had previously verbally agreed that neither the Whitebox Affiliates, nor any of them, will convert any debt securities or exercise any warrant securities held by them to the extent such conversion or exercise would cause the number of authorized but unissued shares of Sutura Stock to be insufficient in number to issue the shares of Sutura stock due upon such conversion or exercise after assuming that all other outstanding rights to receive shares of Sutura Stock upon conversion of debt or exercise of options or warrants have been converted and/or exercised (the Whitebox Acknowledgement”).

D.	Whereas, the parties desire to confirm the Whitebox acknowledgement in writing.
NOW, THEREFORE, the undersigned agrees as follows:
1.	The undersigned has all necessary power and authority to execute this Acknowledgement and Agreement on behalf of each of the Whitebox Affiliates indicated in the signatures pages below, and to bind each such Whitebox Affiliate as if each were a signatory hereto.

2.	The Whitebox Affiliates, and each of them, hereby affirm the Whitebox Acknowledgement in writing and agree not to convert any debt securities or exercise any warrant securities held by them to the extent such conversion or exercise would cause the number of authorized but unissued shares of Sutura Stock to be insufficient in number to issue the shares of Sutura Stock due upon such conversion or exercise after assuming that all other outstanding rights to receive shares of Sutura Stock upon conversion of debt or exercise of options or warrants have been converted and/or exercised.

In Witness Whereof, this Acknowledgement and Amendment is effective as of September 14, 2007.

Pandora Select Partners, L.P., Whitebox Hedged High Yield Partners, L.P., Whitebox Convertible Arbitrage Partners, L.P., and Whitebox Intermarket Partners, L.P.
By

Its

Merrill Lynch P.O.
Box 44000
New Brunswick NJ 08906-4000

JOHN Q CUSTOMER
123 ANY STREET
ANYTOWN, ST 12345-6789

Important Notice	September 26, 2008

We are sending you this Important Notice and Offer to Purchase relating to your auction rate securities (ARS). In light of the continued illiquid ARS market and consistent with our previously announced ARS Purchase Program and subsequent agreement with federal and state regulators, we are providing a fifteen month period to those who purchased ARS prior to February 13, 2008, in which to sell such securities to Merrill Lynch at par. This is another action we are taking to address the illiquidity caused by the failure of the ARS market.
The enclosed Important Notice and Offer to Purchase sets out the details and timing of the purchase program as well as certain eligibility requirements. The offer commences October 1, 2008 and runs through January 15, 2010. It is important you read the enclosed Important Notice in its entirety to understand the ARS Purchase Program and assess your participation in light of your individual liquidity needs and the characteristics of the ARS you hold. Please take the opportunity to review the offer, your ARS holdings and your liquidity needs with your Financial Advisor to make informed investment decisions.
With our ARS Purchase Program, including the offer, and the announced redemptions and refinancings that have occurred in the market to date, we believe that, as of October 1, 2008, 89 percent of our clients will have the opportunity to achieve liquidity in their ARS positions. We remain committed to working with the issuers of these securities to make this market more liquid.
If you have any further questions about how this Important Notice and Offer to Purchase affects you, please contact your Financial Advisor, who always stands ready to serve you.

IMPORTANT NOTICE
about
THE MERRILL LYNCH AUCTION RATE SECURITIES PROGRAM
and its
Offer to Purchase for Cash at Par
Eligible Auction Rate Securities
The Offer commences October 1, 2008 and expires at 5:00 p.m.,
New York City time, on January 15, 2010
Merrill Lynch is pleased to announce its Auction Rate Securities Program (the “ML ARS Program”), including its Offer to Purchase, starting October 1, 2008 (the “Offer”). The ML ARS Program and the Offer cover certain publicly issued and sold auction rate securities issued by municipalities or closed-end funds and publicly issued and sold auction rate securities backed by student loans (“ARS”) that were purchased from Merrill Lynch by, or are held at Merrill Lynch by, individual, not-for-profit and small business clients of the Merrill Lynch Global Wealth Management Group that meet certain eligibility thresholds, all as more fully described below.
This Important Notice will provide you with information about the ML ARS Program, including the Offer to Purchase. It also will provide you with certain other information regarding rights that Merrill Lynch has agreed to make available to you under agreements in principle entered into with federal and state regulatory authorities, as more particularly described herein.
Our records indicate that you may qualify to participate in the ML ARS Program and the Offer being made hereby and that some or all of your ARS securities are eligible to be purchased pursuant to the Offer.
THERE ARE NO CONDITIONS TO THE OFFER BUT THERE ARE ELIGIBILITY
REQUIREMENTS THAT MUST BE SATISFIED IN ORDER TO PARTICIPATE
This Important Notice and Offer to Purchase contains important information and you should carefully read it in its entirety before making a decision with respect to the Offer.
If you are eligible to participate in the ML ARS Program and desire to tender Eligible ARS (as defined herein) in the Offer, you should give instructions to your financial advisor to enter an order to sell the Eligible ARS for you. If you do not have a financial advisor and desire to participate, you may do so by first contacting the Merrill Lynch ARS Support Center at the toll free number: 1-888-706-1381 and making arrangements with them for the tender, which may involve the delivery of your Eligible ARS to Merrill Lynch and meeting account documentation requirements. You may direct any questions for assistance to your financial advisor at his or her respective address and telephone number or to the Merrill Lynch ARS Support Center at the toll free number noted above. Additional copies of this Important Notice and Offer to Purchase may be obtained from your financial advisor or by contacting the Merrill Lynch ARS Support Center at their toll free number noted above.
Merrill Lynch & Co
The date of this Notice and Offer to Purchase is September 26, 2008